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                                                                 Exhibit (a)(45)


       Credit Suisse First Boston               Barclays Bank PLC
         Eleven Madison Avenue                    222 Broadway
        New York, New York 10010            New York, New York 10038


                                       October 18, 1999


Board of Directors
Columbia Energy Group
13880 Dulles Corner Lane
Herndon, Virginia 20171-4600


Members of the Board:

                  As you are aware, Credit Suisse First Boston and Barclays Bank PLC have committed to provide NiSource all of the funds necessary to consummate its tender offer at $74.00 per share for all of the outstanding shares of Columbia. For your information, we have attached a copy of our executed commitment letter, dated October 15, 1999.

                  Our commitment is subject to the terms and conditions detailed in the commitment letter. We believe, and are confident your advisors will agree, that these terms and conditions are customary for a transaction of this type. As NiSource has stated and as reflected in the NiSource offer to your shareholders, based on our commitment, NiSource's offer is not subject to financing.

                                       Very truly yours,



/s/Bruce Ling                          /s/ Eric Chilton
_________________________             ___________________________
Bruce Ling                            Eric Chilton
Managing Director                     Managing Director
Head of Syndicated Finance            Barclays Capital
Credit Suisse First Boston            Barclays Bank PLC


Attachment


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 [Attachment: Amended and Restated Commitment Letter filed as Exhibit 11(b)(2)]